Exhibit 99.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED FEBRUARY 28, 2018

The following Management’s Discussion and Analysis, or MD&A, provides Management’s comments on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three-month period ended February 28, 2018 as compared to the three-month period ended February 28, 2017. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated April 3, 2018, was approved by our Audit Committee on April 4, 2018, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at February 28, 2018, or Interim Financial Statements, as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2017. The Interim Financial Statements for the three-month period ended February 28, 2018 have not been reviewed by our auditors.

Except as otherwise indicated, the financial information contained in this MD&A and in our audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The Company’s functional currency is the United States dollar, or USD, because the vast majority of our operational activities and sales occur in the United States. However, since we believe that Canadian dollar currency, or CAD, is more useful to users of these documents, except where otherwise indicated, all monetary amounts set forth in this MD&A and the Interim Financial Statements and the notes thereto are expressed in CAD for reporting purposes. The average and closing exchange rates for the first quarter of fiscal 2018 (CAD equivalents of 1 USD) were 1.2594 and 1.2830 respectively, compared to 1.3214 and 1.3281 for the first quarter of fiscal 2017. In accordance with IFRS, the exchange difference arising from the translation of our USD-denominated financial statements to CAD for reporting purposes is included in accumulated other comprehensive income. References to $ and C$ are to CAD and references to US$ are to USD.

In this MD&A, the use of EGRIFTA® refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and TrogarzoTM refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients.

This MD&A contains information that we believe may affect our prospective financial condition, cash flows and results of operations. Readers are cautioned to consult the section, “Forward-Looking Information”, below.

Business Overview

We are a specialty pharmaceutical company addressing unmet medical needs to promote healthy living and an improved quality of life among HIV patients.

Theratechnologies Inc.

2015 Peel, 5th Floor

Montreal, Quebec H3A 1T8

Our business strategy is to build a portfolio of complementary products, compatible with our expertise and our commercial platform, that will fuel sustainable revenue and cash flow growth and build value for our shareholders.

Our first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010, by Health Canada in March 2015, and by COFEPRIS, Mexico’s health agency, in March 2016. It is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. We have established an integrated commercial platform to market EGRIFTA® in the United States and Canada. We also have agreements in place for the distribution and commercialization of EGRIFTA® in markets outside of the United States and Canada. In all cases, our commercial partners are responsible for the distribution and marketing of EGRIFTA®, if approved. However, we no longer view those markets as material to grow our revenues.

Our second product, Trogarzo™ (ibalizumab-uiyk), injection was approved by the FDA on March 6, 2018. Trogarzo™ is a humanized monoclonal antibody and is indicated for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen. See “Subsequent event”.

We expect that Trogarzo™ will be commercially available around the end of April 2018. Sales should gradually increase as private and public payers in the United States include Trogarzo™ on their reimbursement formularies.

In March 2016, we entered into an agreement with TaiMed Biologics, Inc., or TaiMed, to acquire the commercial rights to Trogarzo™ for the United States and Canada, or TaiMed Agreement.

In March 2017, we amended the TaiMed Agreement to include the commercial rights to ibalizumab in the European Union countries and in other countries such as Israel, Norway, Russia and Switzerland. In the second half of fiscal 2017, we started building the foundation for ibalizumab in Europe. By year-end, we had devised and begun to implement our regulatory strategy aimed at achieving marketing approval in Europe in a timely and efficient manner.

Fiscal 2018 Business Plan Update

As detailed in the revenue discussion below, net sales of EGRIFTA® were our strongest ever for a first quarter. EGRIFTA® net sales revenue was $10,217,000 in the first quarter of fiscal 2018, compared to $9,034,000 in the first quarter of the prior year, representing an increase of 13.1%. In USD, net EGRIFTA® sales in the first quarter of fiscal 2018 were $8,113,000 compared to $6,836,000 in the first quarter of fiscal 2017, an increase of 18.7%.

First quarter results further demonstrate that increasing our sales team, from 12 to 41 employees, in preparation of the launch of Trogarzo™, is still beneficial for EGRIFTA® sales.

Nevertheless, the additional expenses related to the organizational expansion negatively affected cash flow and earnings in the first quarter of 2018 but the short term impact should be more than offset as Trogarzo™ sales should start being recorded during the second quarter of 2018.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	2

A national launch meeting was held in Montreal at the end of March 2018 following the approval of Trogarzo™ in the United States. The sales team is now ready to call on more than 5,000 physicians across the United States that treat patients with HIV. All sales representatives will be detailing both Trogarzo™ and EGRIFTA®.

Since the approval of Trogarzo™, our managed markets team has been working with public and private payers to secure reimbursement for the product. In the meantime, they are also working on obtaining exception authorisation for prescriptions that have already been referred to our THERA patient support™ call center.

As we develop the United States market for Trogarzo™, we will also continue to work towards securing European marketing authorization. As part of our preparatory work in Europe, a technical meeting with representatives from the rapporteur and co-rapporteur countries will take place in April 2018. Once this meeting has taken place, we will have a more precise idea as to when filing in Europe will be possible.

In September 2016, we announced that we were moving forward with the development of a single-vial formulation of EGRIFTA®, or F4 Formulation. EGRIFTA® currently comes in two vials. Presented in a single daily vial, the F4 Formulation has the advantage of being four times more concentrated, thus significantly reducing the volume of administration. The F4 Formulation has also previously been shown to be stable at room temperature, which would be a significant improvement as refrigeration by pharmacies and patients would no longer be required. The necessary F4 Formulation bioequivalence studies and additional stability testing have now been completed and show bioequivalence to the current 1mg formulation. We expect to submit the supplemental New Drug Application, or sNDA, to the FDA in the third quarter of 2018.

Taking into account the various elements previously described, Adjusted EBITDA in the first quarter of fiscal 2018 was $(2,021,000) compared to $725,000 in the first quarter of fiscal 2017. We use adjusted EBITDA to measure cash flow generation. See “Non-IFRS Financial Measures” below.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	3

Revenue

Consolidated revenue for the three-month period ended February 28, 2018 was $10,218,000 compared to $9,035,000 in the three-month period ended February 28, 2017.

	Three-month periods ended February 28
(in thousands of Canadian dollars)	2018	2017
Net sales	$10,217	$9,034
Royalties and license fees	$1	$1

Revenue	$10,218	$9,035

Revenue generated from net sales increased by 13.1% in the first quarter of 2018 compared to the comparable period in fiscal 2017, due to higher unit volumes and prices, partially offset by exchange rate fluctuations and higher discounts due to changes in the mix of private payors versus government drug reimbursement plans.

Cost of Sales

For the three months ended February 28, 2018, cost of sales was $2,146,000 compared to $2,050,000 in the comparable period of fiscal 2017. Cost of goods sold was $1,185,000 in the first quarter of 2018 compared to $1,086,000 for the same quarter the previous year. Other production-related costs, due to the reversal of a loss provision, amounted to $(160,000) in the first quarter of 2018, compared to $178,000, which included an inventory write-down of $125,000, for the same period of 2017.

Cost of sales also includes royalties due under the terms of the agreement terminating the collaboration and licensing agreement with EMD Serono, Inc. In the first quarter of 2018, royalties recorded on EGRIFTA® sales amounted to $1,121,000 compared to $786,000 for the first quarter of 2017, due to higher sales levels.

R&D Expenses

R&D expenses amounted to $2,398,000 in the three-month period ended February 28, 2018 compared to $2,020,000 for the same period in 2017. While R&D expenses were higher in the first quarter of 2018 compared to the first quarter of 2017, they were significantly lower than in the fourth quarter of 2017.

R&D expenses include medical affairs initiatives aimed at raising awareness among physicians and nurses who interact with patients living with MDR HIV-1 or lipodystrophy. R&D expenses also encompass regulatory affairs activities, such as preparing for the European filing of Trogarzo™, quality assurance, the development of the F4 Formulation and post-approval commitments related to EGRIFTA®.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	4

Selling and Market Development Expenses

Selling and market development expenses amounted to $6,693,000 for the first quarter of 2018, reflecting the size increase of our sales force and other investment made after the first quarter of 2017 in preparation of the launch of Trogarzo™. This compares to $3,767,000 for the same three-month period last year. Again, selling and market development expenses were lower in the first quarter of 2018 than in the fourth quarter of 2017.

Selling and market development expenses include branded and non-branded campaigns to support EGRIFTA®, the launch of Trogarzo™ in the United States and the development of the European regulatory strategy for Trogarzo™.

It also factors in the amortization of the intangible asset value established for the EGRIFTA® commercialization rights which represented an amount of $476,000 for the first quarter of 2018 compared to $499,000 for the same period in 2017. This variation is due to the exchange rate fluctuations.

General and Administrative Expenses

General and administrative expenses amounted to $1,513,000 in the three months ended February 28, 2018 compared to $1,234,000 after the first quarter of 2017. The increase is attributable to the growth of our business and expenses related to our preparatory work for our European expansion.

Finance Income

Finance income, consisting of interest income, amounted to $100,000 at the end of the first quarter of 2018 compared to $65,000 following the first three months of last year.

Finance Costs

Finance costs for the three months ended February 28, 2018 were $195,000 compared to $2,272,000 for the comparable period of 2017. Finance costs no longer include losses related to the change in the fair value of warrant liability ($1,909,000 in the first quarter of 2017) as the last outstanding warrants were exercised in the third quarter of 2017. Accretion expense on the long-term obligation was $282,000 in the first quarter of 2018 compared to $418,000 for the same quarter last year, reflecting the lower average balance outstanding during the year.

Adjusted EBITDA

For the reasons noted above, Adjusted EBITDA was $(2,021,000) for the first quarter of 2018 compared to $725,000 for the same period of 2017. See “Non-IFRS Financial Measures” below.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $2,627,000 or $(0.04) per share in the first three months of fiscal 2018 compared to a net loss of $2,243,000 or $(0.03) per share for the same period last year.

Financial Position

For the three-month period ended February 28, 2018, cash flow from operating activities was $(1,145,000) compared to $2,560,000 for the first quarter of 2017. The changes in cash flow can be attributed to the increase in spending to prepare for the launch of Trogarzo™.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	5

As at February 28, 2018, cash, bonds and money market funds amounted to $32,466,000 compared to $32,929,000 at the end of the previous fiscal year.

Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(In thousands of dollars, except per share amounts)

	2018				2017			2016
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net sales	10,217	12,595	11,217	10,015	9,034	10,376	8,924	9,026
Royalties and license fees	$1	$1	$—	$1	$1	$1	$1	$1
Revenue	10,218	12,596	11,217	10,016	9,035	10,377	8,925	9,027
Net (loss) profit	(2,627)	(4,216)	(2,882)	(9,109)	(2,243)	173	888	(498)
Basic and diluted (loss) earnings per share	(0.04)	(0.06)	(0.04)	(0.13)	(0.03)	—	0.01	(0.01)

The issuance of common share purchase warrants in 2015 has had a significant effect on quarterly earnings. Variations in the fair value of the warrant liability, a non-cash item, resulted in the following gains and losses: 2017 – (Q1) a loss of $1,909,000, (Q2) a loss of $4,020,000, (Q3) a loss of $725,000, (Q4) no impact; 2016 – (Q2) a loss of $1,023,000, (Q3) a gain of $782,000, (Q4) a loss of $805,000. There was no impact in the first quarter of fiscal 2016.

Factors Affecting the Variability of Quarterly results

There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

CAD/USD currency fluctuations also have an effect when sales figures are converted to CAD for reporting purposes. Since regaining commercial rights to EGRIFTA®, sales have kept an overall upward trend as measured by unit sales and dollar value.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	6

In the second quarter of fiscal 2017, the Company undertook a major expansion of its U.S. sales organization and added staffing to its medical science liaison and managed markets groups in order to cover additional territories and prepare for the potential launch of ibalizumab in the United States. As a result, EGRIFTA® patient numbers and, consequently, quarter over quarter sales have since been growing strongly. The Company views this initiative as a sound long-term investment in its future growth. However, in the short term, the related additional expenses have negatively affected earnings as illustrated above.

Subsequent Event

The U.S. Food and Drug Administration approved Trogarzo™, on March 6, 2018, for heavily treatment-experienced adults with multidrug resistant human immunodeficiency virus type 1infection failing their current antiretroviral regimen.

Recent Changes in Accounting Standards

Amendments Adopted

Amendments to IAS 7

On January 7, 2016, the IASB issued Disclosure Initiative (amendments to IAS 7). The amendments require disclosures that enable users of consolidated financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. One way to meet this new disclosure requirement is to provide reconciliation between the opening and closing balances for liabilities from financing activities. The required disclosures are provided in note 7 to our Interim Financial Statements.

Outstanding Share Data On April 3, 2018, the number of common shares issued and outstanding was 75,033,228 while outstanding options granted under our stock option plan were 2,275,895. There were also 28,212 broker options issued and outstanding.

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended February 28, 2018, other than in the ordinary course of business.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our MD&A for the fiscal year ended November 30, 2017.

Internal Control

No significant changes have occurred in our internal control over financial reporting during the period beginning on December 1, 2017 and ending on February 28, 2018.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	7

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	8

Adjusted EBITDA

(In thousands of Canadian dollars)

	Three-month periods ended February 28,
	2018		2017
	$		$
Net loss		(2,627)		(2,243)
Add (deduct):
Depreciation and amortization		480		504
Finance costs		195		2,272
Finance income		(100)		(65)
Share-based compensation for stock option plan		195		132
(Reversal of inventory write-downs) Write-down of inventories		(164)		125

Adjusted EBITDA		(2,021)		725

Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding the building of a portfolio of products, the growth of our revenue and cash flow, the timeline regarding the commercial availability of TrogarzoTM, the approval of TrogarzoTM in Europe, the timeline regarding the submission of a sNDA with the FDA regarding the F4 Formulation and the addition of TrogarzoTM on reimbursement formularies of public and private payers in the United States.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	9

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: sales of EGRIFTA® will continue to grow, we will succeed in building a portfolio of products generating increasing revenues and cash flow, we will meet the timelines described in this MD&A in connection with the commercial availability of TrogarzoTM and the filing of an sNDA with the FDA in connection with the F4 Formulation, the FDA will approve the sNDA and private and public payers in the United States will add TrogarzoTM on their reimbursement formularies.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. These risks and uncertainties include, among others, the risk that we may not find products that are compatible with our commercial platform, or that those products do not generate the anticipated revenues and cash flow, the risk that unexpected events in the packaging and delivery of TrogarzoTM delay the commercial availability of TrogarzoTM, the risk that or our filing of the sNDA with the FDA is delayed, the risk that the FDA does not approve the sNDA, the risk that private and public payers in the United States do not include TrogarzoTM as a reimbursed drug, or, even if reimbursed, that they include conditions that we are unaware of that must be met prior to reimbursing TrogarzoTM.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 6 2018 for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Theratechnologies Inc. 2015 Peel, 5th Floor Montreal, Quebec H3A 1T8	10